SECU 18001492

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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Received FEB 28 2018 WASH, D.C.

SEC FILE NUMBER
8-40524

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARTER CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 HARBOR ROAD
(No. and Street)

SOUTHPORT	CT	06890
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL CARTER 203-349-8372
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
(Name – *if individual, state last, first, middle name*)

FOUR CORPORATE DRIVE, SUITE 488	SHELTON	CT	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, MICHAEL CARTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARTER CAPITAL CORPORATION, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN E BENJAMIN
Notary Public
Connecticut
My Commission Expires Sep 30, 2022

Notary Public

Signature

PRESIDENT & SECRETARY

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARTER CAPITAL CORPORATION

Years Ended December 31, 2017 and 2016

CONTENTS

DHL&S
CPAs AND ADVISORS
(203) 929-3535 | (203) 929-5470 fax | dhls.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder
Carter Capital Corporation
Southport, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Carter Capital Corporation as of December 31, 2017 and 2016, the related statements of income, changes in shareholder's equity, and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Carter Capital Corporation as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Carter Capital Corporation's management. Our responsibility is to express an opinion on Carter Capital Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Carter Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Carter Capital Corporation's financial statements. The supplemental information is the responsibility of Carter Capital Corporation's management. Our audit procedures included determining whether the supplemental information

Dworken, Hillman, LaMorte & Sterczala, P.C.
Four Corporate Drive, Suite 488 | Shelton, CT 06484
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reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Carter Capital Corporation's auditor since 2009.

February 14, 2018
Shelton, Connecticut

DHLiS

CARTER CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2017	2016
Assets		
Current assets:		
Cash	**$33,582**	$31,042
Total Assets	**$33,582**	$31,042
Liabilities and Shareholder's Equity:		
Current liabilities:		
Accounts payable & accrued expenses	**$0**	$2,626
Due to related party	**709**	653
Total Current liabilities:	**$709**	$3,279
Shareholder's Equity		
Common stock, no par value; 10,000 shares authorized, 1,000 shares issued and outstanding	**$21,000**	$21,000
Retained earnings	**11,873**	6,763
Total Shareholder's Equity	**32,873**	27,763
Total Liabilities and Shareholder's Equity	**$33,582**	$31,042

See notes to financial statements.

CARTER CAPITAL CORPORATION

STATEMENTS OF INCOME

	Year Ended December 31,	
	2017	2016
Investment banking, advisory fees, and other revenue	**$728,996**	$1,589,162
Operating expenses:		
Management and related services	**$675,000**	$1,490,000
Salaries and wages	**30,000**	70,000
Professional fees	**10,850**	15,941
Dues and licenses	**6,965**	7,310
Compliance	**709**	653
Miscellaneous	**362**	80
	723,887	1,583,984
Net income	**$5,110**	$5,178

See notes to financial statements.

CARTER CAPITAL CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Stock	Retained Earnings	Total
Balance, January 1, 2016	$21,000	$31,585	$52,585
Distribution to shareholder		(30,000)	(30,000)
Net income		5,178	5,178
Balance, December 31, 2016	$21,000	$6,763	$27,763
Net income		5,110	5,110
Balance, December 31, 2017	$21,000	$11,873	$32,873

See notes to financial statements.

CARTER CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2017	2016
Cash flows from operating activities:		
Net income	**$5,110**	$5,178
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts payable & accrued expenses	**(2,626)**	2,626
Due from related party	**56**	653
Net cash provided by operating activities	**2,540**	8,457
Cash flows from financing activities:		
Shareholder distribution	**0**	(30,000)
Net cash used by financing activities	**0**	(30,000)
Net change in cash	**2,540**	(21,543)
Cash, beginning	**31,042**	52,585
Cash, ending	**$33,582**	$31,042

See notes to financial statements.

CARTER CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2017 and 2016

1. **Description of the Company and summary of significant accounting policies:**

Description of Company:

Carter Capital Corporation (the Company) is a broker – dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was incorporated under the statutes of the State of Connecticut in 1987. The Company was formed to handle specific transactions subject to SEC oversight referred to them by a related party, Carter Morse Mathias & Company. The Company also shares office space and employees with Carter Morse Mathias & Company, which is partially owned by the Company's sole shareholder.

Significant accounting policies:

Method of accounting:

The Company utilizes the accrual method of accounting for financial reporting.

Revenue recognition:

The Company recognizes investment banking and advisory fees upon the closing of the financing arrangement or a transaction. All other fees are recognized when earned.

Income taxes:

The Company has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax returns of the shareholder for federal and state tax purposes.

Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing. Consequently, income tax returns for years prior to 2014 are no longer subject to examination by taxing authorities.

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in conformity with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from the estimates used.

2. **Related party transactions:**

The Company pays fees for management and related services to an affiliate, Carter Morse Mathias & Company. The fees totaled $675,000 and $1,490,000 for 2017 and 2016, respectively. The Company borrows and advances funds on an as needed basis with Carter Morse Mathias & Company. Any advances are noninterest bearing and are due on demand. At December 31, 2017 and 2016, there were $709 and $653 of outstanding borrowings or advances, respectively.

3. **Concentrations:**

The Company earned essentially all of its revenue from one client in 2017 and 96% of its revenue from two clients in 2016 as a result of the successful closing of transactions.

4. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis. The Company does not take possession or custody of any client funds or securities.

5. **Vulnerability due to regulatory environment:**

The Company operates in a heavily regulated environment. The operations of the Company are subject to the rules and regulations of federal, state and local regulatory agencies, including, but not limited to, the SEC and FINRA, and are subject to change at any time.

6. **Net capital requirements:**

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The following is a summary of the Company's net capital position at December 31, 2017 and 2016:

	2017	2016
Net capital	**$32,873**	$27,763
Excess of net capital over the requirement	**$27,873**	$22,763
Aggregate indebtedness to net capital	**0.0 to 1**	0.1 to 1

7. Reconciliation of shareholder's equity, net income and net capital:

A reconciliation of shareholder's equity, net income and net capital reported to FINRA to the amounts reported in the financial statements follows:

	As Previously Reported	Adjustments	As Presently Reported
Total assets	$ 33,582	$0	$ 33,582
Total liabilities	0	($709)	(709)
Total ownership equity	$ 33,582	($709)	$ 32,873
Total revenue	$728,996	$0	$728,996
Total expenses, including income taxes	(722,680)	(1,206)	723,886
Net income	$ 5,607	($1,206)	$ 5,110
Net capital	$ 33,582		$ 32,873

The adjustments above relate to an expense of $709 paid by an affiliate that was not previously accrued and a correction of $497 to the reported expenses.

8. Subsequent events:

Management has evaluated subsequent events through February 14, 2018, the date which the financial statements were available for issue.

CARTER CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

	December 31,	
	2017	2016
Credits:		
Shareholder's equity	**$32,873**	$27,673
Net capital	**32,873**	27,673
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $5,000)	**5,000**	5,000
Excess of net capital over minimum requirements	**$27,873**	$22,673
Aggregate indebtedness:	**$709**	$3,279
Ratio of total aggregate indebtedness to net capital	**0.0 to 1**	0.1 to 1

Note: See Note 7 to the financial statements which describes the changes between the above calculations of net capital pursuant to Rule 15c3-1 included in this report and the computation included in the Company's unaudited Form X-17a-5 Part II A filing as of December 31, 2017.

[redacted]

Carter Capital Corporation

MEMBER FINRA, SIPC

February 26, 2018

U. S. Securities and Exchange Commission Headquarters
Registration Branch
Mail Stop 8031
100 F Street NE
Washington, DC 20549

RE: Year End Financial Report For Carter Capital Corporation

Dear Sirs:

Attached is a copy of our 2017 audited financial statements.

If you have any questions or comments please call me.

Sincerely,

Michael Carter
President

Attachment(s)

The Tide Mill Building | 99 Harbor Road | Southport CT 06890
www.cartermorse.com

DHL&S
CPAs AND ADVISORS
(203) 929-3535 | (203) 929-5470 fax | dhls.com

Report of Independent Registered Public Accounting Firm

Shareholder
Carter Capital Corporation

We have reviewed management's statements, included in the accompanying Carter Capital Corporation Exemption Report in which (1) Carter Capital Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Carter Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) Carter Capital Corporation stated that Carter Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Carter Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carter Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 14, 2018
Shelton, Connecticut

DHL&S

Dworken, Hillman, LaMorte & Sterczala, P.C.
Four Corporate Drive, Suite 488 | Shelton, CT 06484

Carter Capital Corporation

MEMBER FINRA, SIPC

Carter Capital Corporation (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. l 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240. l 7a-5(d)(l) and (4).

To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.l 5c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k):(2)(i);

2. The Company met the identified exemption provision in 17 C.F.R. §240. l 5c3-3(k) for the period January 1, 2017 through December 31, 2017 without exception.

Carter Capital Corporation

I, Michael Carter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Michael Carter
President

February 14, 2018

Financial Statements

CARTER CAPITAL CORPORATION

Report Pursuant to Rule 17a-5(d) of
the Securities and Exchange Commission

Years Ended December 31, 2017 and 2016